U.S. SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	FORM 12B-25

	NOTIFICATION OF LATE FILING
FORM 10q

For the period ending March 31, 2003.

Part I - REGISTRANT INFORMATION

Full Name of Registrant: 	Maxi Group, Inc.

Address of Principal		836 South Slate Canyon Drive

Executive Office:			Provo, Utah 84606
Part II - RULES 12b-25 (b) and ( c )

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b) [Section 23,047],the following should be completed.

[x]   (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without reasonable effort or expense;

[x]   (b) (i) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

	PART III - NARATIVE

	The Company's audited financial statements for the year ended December 31, 2002,will not be available until approximately
May 19, 2003.

	PART IV - OTHER INFORMATION

	(1) Name and address of person to contact in regard to this notification:
		Eric Robinson
		Blackburn and Stoll, LC
		77 West 200 South, Ste. 400
		Salt Lake City, UT 84101
		Telephone: (801) 521- 7900

	(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding
12 months of for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

YES


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion therof?

NO

R&R Ranching, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

5/31/03 /s/Mathew Evans
	 (President and Director)